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18007281

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51895

SEC
Mail Processing
Station
MAY 17 2018
Washington DC
408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ferretti Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Accounting & Compliance International – 40 Wall Street, Suite 1704
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Phyllis Woods, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ferretti Group, Inc., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires Aug. 22, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERRETTI GROUP, INC.

Financial Statement
With
Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2018

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

FERRETTI GROUP, INC.

MARCH 31, 2018

Table of Contents

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Ferretti Group, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ferretti Group, Inc., Inc. as of March 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ferretti Group, Inc. as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Ferretti Group, Inc.'s management. Our responsibility is to express an opinion on Ferretti Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ferretti Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Ferretti Group, Inc.'s auditor since 2000.

New York, NY
April 24, 2018

FERRETTI GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS		
Cash	$	154,903
Due from broker		274,321
Commissions receivable		25,000
Other assets		18,709
TOTAL ASSETS	$	472,933
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	97,974
TOTAL LIABILITIES		97,974
COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 5)		
STOCKHOLDERS' EQUITY: (NOTE 7)		
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.		10,000
Additional paid-in capital		266,002
Retained earnings		98,957
TOTAL STOCKHOLDERS' EQUITY		374,959
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	472,933

See Accompanying Notes to Financial Statement

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Ferretti Group, Inc. (The "Company") is a New York corporation formed for the purpose of conducting business on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company earns commissions as an introducing broker of securities transactions. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2018.

Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

Income Taxes
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

Fair Value Measurements
In accordance with ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fair Value Measurement (continued)
Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – PROFIT SHARING PLAN:

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time.

The Company has no liability to the plan as of March 31, 2018.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2018, the amount in excess of insured limits was $0.

NOTE 5 – FINANCIAL STATEMENTS WITH OFF BALANCE SHEET CREDIT RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6 – LEASEHOLD IMPROVEMENTS:

Leasehold improvements consisted of the following as of March 31, 2018:

		Useful Life
Leasehold improvements	4,965	39 years
Less: Accumulated depreciation	455	
Net leasehold improvements	$4,510	

Depreciation expense for the period ended March 31, 2018 was $64.

NOTE 7 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2018, the Company had net capital of $353,232, which was $346,700 in excess of its required net capital of $6,532. The Company's percentage of aggregate indebtedness to net capital was 27.74%.

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred between April 1, 2018 and April 24, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.